February 2, 2024

VIA EDGAR AND COURIER DELIVERY

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Energy and Transportation

100 F. Street, N.E.

Washington, D.C. 20549

Attention: Irene Barberena-Meissner, Staff Attorney

Daniel Morris, Legal Branch Chief

Re: 5E Advanced Materials, Inc.

Registration Statement on Form S-3

Filed December 20, 2023

File No. 333-276162

Ladies and Gentlemen:

Set forth below are responses of 5E Advanced Materials, Inc. (the “Company,” “we,” or “our”), in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated January 16, 2024 relating to the above referenced Registration Statement on Form S-3 (the “Registration Statement”). The Company is concurrently filing Amendment No. 1 to the Registration Statement with the Commission on Form S-3/A (the “Amended Registration Statement”) that includes further amendments to the Registration Statement in response to the Staff’s comments. For the Staff’s reference, we are providing to the Staff by courier delivery copies of this letter and a copy of the Amended Registration Statement marked to show all changes from the Registration Statement.

For the Staff’s convenience, the Staff’s comments have been stated below in their entirety in bold, followed by the corresponding responses from the Company. All page references herein correspond to the pages of the Amended Registration Statement. Capitalized terms used but not defined in this letter have the meanings ascribed to such terms in the Amended Registration Statement.

Registration Statement on Form S-3 filed December 20, 2023

General

1.
We note you disclosed in your DEF14A filed on December 18, 2023 that you are holding a special meeting on January 12, 2024 in connection with a proposed restructuring of your outstanding senior secured convertible notes. We further note you disclosed that you intend to implement the restructuring through an out of court restructuring, but if the conditions precedent to the out of court restructuring cannot be timely satisfied, including approval by your stockholders of certain proposals at the special meeting, you will implement the restructuring through bankruptcy in a pre-packaged Chapter 11 plan. As your proposed restructuring appears contingent, in part, on the voting results of this special meeting, please update your disclosures regarding the restructuring of your outstanding senior convertible notes accordingly.

On January 12, 2024, our stockholders approved the various matters necessary to consummate the out of court restructuring. On January 18, 2024, we restructured our outstanding secured convertible notes as contemplated by such stockholder approvals and closed the initial equity private placement. On January 29, 2024, we closed the second equity private placement. The voting results of the special meeting and the details of the restructured notes and related equity financing transactions are set forth in our Current Reports on Form 8-K filed with the SEC on January 16, 2024, January 19, 2024 and January 30, 2024. These reports are incorporated by reference in our Amended Registration Statement. In addition, we have included additional disclosure in the Amended Registration Statement on pages 10 and 11 describing these recent developments.

2.
We note you disclosed in Note 1 of your Form 10-Q for the quarterly period ended September 30, 2023 that your Convertible Note Agreement with BEP Special Situations IV and certain other parties contains a financial covenant requiring you to maintain a cash balance of at least $10 million, and that on November 9, 2023, you entered into a standstill agreement under which the parties to the Convertible Note Agreement agreed to a period of standstill temporarily allowing you to go below your current cash covenant of $10 million until December 1, 2023 (which was extended to December 5, 2023 according to your Form 8-K filed on December 6, 2023). We further note you disclosed that if you were not able to obtain additional financing and agree to a successful recapitalization plan, your cash balance was expected to fall below $10 million during the fourth calendar quarter of 2023, and an event of default under the Convertible Note Agreement would occur. Lastly, we note you disclosed in your Form 8-K filed on December 19, 2023 that as of December 8, 2023, your available cash and cash equivalents was $4.34 million. Please provide us with a detailed analysis supporting your eligibility to use Form S-3, focusing on whether your apparent default under the Convertible Note Agreement is material to the financial position of your company and its consolidated and unconsolidated subsidiaries, taken as a whole. See General Instruction I.A.4 of Form S-3 and refer to the guidance provided in Question 115.12 of the Division of Corporation Finance’s Compliance and Disclosure Interpretations of Securities Act Forms.

The Company has not defaulted on any installment or installments on indebtedness for borrowed money. Under General Instruction I.A.4 of Form S-3 and Question 115.10 of the Division of Corporation Finance’s Compliance and Disclosure Interpretations of Securities Act Forms, the only disqualifying default involves failure to pay principal or interest on indebtedness, which is material to the registrant and its subsidiaries taken as a whole. The Company has never failed to timely pay the principal and interest on its indebtedness for borrowed money (including under the Convertible Notes Agreement).

The matters described in the disclosures referenced in your comment are not of the type that would disqualify the Company from using Form S-3.

Further, the Company obtained permission from Bluescape through the Standstill Agreement and subsequent Restructuring Support Agreement to allow the Company’s cash balance to fall below US$10 million. As a result of Bluescape’s binding agreement to permit the Company’s cash balance to fall below US$10 million, and when combined with Bluescape forgoing any remedies thereto, such an event does not constitute a material default.

The Company has reviewed the other eligibility requirements for Form S-3 set forth in General Instruction I.A of Form S-3, including the timely filing of all required Exchange Act reports during the twelve month period preceding the filing of the Registration Statement, and believes it is eligible to use Form S-3.

3.
Please file a consent for Millcreek Mining Group as an exhibit to your registration statement or tell us why you do not believe it is necessary. See Item 1302(b)(4) of Regulation S-K.

Millcreek Mining Group is no longer a Qualified Person with respect to our Technical Report Summary. We direct you to Amendment No. 1 and Amendment No. 2 to our Annual Report on Form 10-K/A filed with the Commission on October 27, 2023, and February 2, 2024, respectively, which Amendment No. 2 was incorporated by reference into the Amended Registration Statement. Both filings include a revised technical report summary (the “Technical Report Summary”). Section 2.8 of each such Technical Report Summary includes a listing of the Qualified Persons associated with the Technical Report Summary, and the sections of such report to which the Qualified Persons are associated. Millcreek Mining Group is not listed in Section 2.8 as a Qualified Person in either summary. Any references to Millcreek Mining Group within our Technical Report Summary are included for historical reference and context, but do not indicate that Millcreek Mining Group is an ongoing Qualified Person with respect to our most recently filed Technical Report Summary. Therefore, the Company respectfully submits that a consent from Millcreek Mining Group is not required under Item 1302(b)(4).

If you have any questions or comments regarding these responses or require any additional information, please do not hesitate to contact me at (346) 439-0318 or J. Eric Johnson of Winston & Strawn LLP at (713) 651-2647.

Very truly yours,

Paul Weibel

Chief Financial Officer

Cc: J. Eric Johnson, Winston & Strawn LLP